  Exhibit 99.1

FOR IMMEDIATE RELEASE

Fincera Reports Second Quarter 2018 Financial Results

Shijiazhuang, Hebei Province, China – September 13, 2018 – Fincera Inc. (“Fincera” or the “Company”) (OTCQB: YUANF), a leading provider of internet-based financing and ecommerce services for small and medium-sized businesses and individuals in China, today reported financial results for the second quarter ended June 30, 2018.

2018 Second Quarter Financial Highlights

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Income for the three months ended June 30, 2018, increased 84.7% to RMB484.0 million (US$73.1 million), from RMB262.1 million in the prior-year period.
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Net income was RMB132.0 million (US$19.9 million) compared to a net loss of RMB17.8 million in the prior-year period.

Operational Highlights

Loan transaction volume across all loan types for the second quarter of 2018 totaled approximately RMB7.0 billion (US$1.1 billion), an increase of approximately 1.4% compared to approximately RMB6.9 billion in the second quarter of 2017.

30-day Lines of Credit
Fincera issues interest-free revolving credit lines to small and medium-sized businesses (“SMBs”) to fund their short-term working capital needs. The credit lines have a 30-day billing cycle. Outstanding balances after the bill due date are considered delinquent and subject to certain penalties. Fincera collaborates with cooperative borrowers in delinquency by working out payment terms to help them bring their accounts into good standing.

Similar to credit cards, Fincera’s credit lines contain no fees for borrowers as long as any outstanding balances are paid in full each month. Fincera generates revenue primarily by charging a merchant fee of 2.4%, which is then allocated as interest payable to the investor of the loan and facilitation fee income of the Company. Merchants may use funds received from transactions to make payments to other users or merchants, or to cash out the funds via transfer to a bank account. Credit line users are subject to an application and credit approval process and are required to provide guarantees and collateral. For certain payments, such as driver salary payments, a fee is charged to the borrower as the merchant in these scenarios typically will not accept paying a fee for such a transaction.

In the second quarter of 2018, Fincera facilitated RMB3.3 billion (US$0.5 billion) in 30-day lines of credit transactions.

180-Day Term Loans
Currently, Fincera’s 180-day term loans accrue interest at 4.25% (or 8.62% on an annualized basis). Fincera charges a facilitation fee between 2%-5% depending on the type of the loan. The fee portion is collected by the Company while the investor holding the loan at maturity receives the interest payment. In addition, the borrower remits 5%-8% of the principal loan balance to the Company as a security deposit that is refunded to the borrower upon timely repayment of principal and interest. Payment of principal and interest is due in a lump sum at the maturity date at the end of the 180-day term. Outstanding balances after the maturity date are considered delinquent. In the event of delinquency, the Company will keep the security deposit as a one-time penalty fee and may assess additional penalties. As with the 30-day credit lines, Fincera collaborates with cooperative borrowers in delinquency to help them bring their accounts into good standing.

In the second quarter of 2018, Fincera facilitated RMB3.2 billion (US$0.5 billion) in 180-day term loans.

Installment Loans
Fincera offers installment loans primarily to fund purchases of trucks and consumer discretionary goods and services, with the borrowed purchase funds being transferred directly to the merchant via Fincera’s payment network. Based on the term of the loan and the type of purchase, Fincera charges a merchant fee of between 6.9%-8.6% on the transaction, which is then allocated interest payable to the investor of the loan and facilitation fee income of the Company, and requires some borrowers to provide collateral to partially secure their obligations. Terms of these installment loans may vary between three and 24 months; however, the majority of the installment loans carry a term of 12 months.

In the second quarter of 2018, Fincera facilitated RMB466.5 million (US$70.5 million) in installment loans.

Operational Updates
Fincera is pleased to announce that it has made progress with certain corporate initiatives, including:

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Efforts to sell off delinquent loans to regional third-party collection agencies continue as part of the Company’s risk management process; and
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The Company believes it has come into compliance with all announced regulations in China regarding peer-to-peer lenders. However, the registration process for peer-to-peer lenders in China has been delayed by at least a year and more detailed regulations are expected to be forthcoming.

Management Commentary
Mr. Jason Wang, CFO of Fincera, stated, “The first half of 2018 was a landmark period for Fincera. We were pleased to achieve record total income of RMB484.0 million in the second quarter of 2018 as a result of increased facilitation fees and increased other income, which primarily came from the strengthening of collection efforts of late payment fees and the sale of delinquent loans to third parties during the quarter. While we remain confident in the efficacy of our risk management process, we believe there is always room for improvement and will continue to strive for better. With the recent government scrutiny of peer-to-peer lending companies in China, we have made it a priority to ensure that Fincera is fully compliant with all regulations related to the peer-to-peer industry. We expect to see more government mandates in the future and will continue to monitor the situation closely. At the same time, our focus will remain on growing our business and serving our customers with innovative financial products and services that have become a vital part of their everyday lives.”

Currency Conversion
This release contains approximate translations of certain RMB amounts into US$ for convenience. Unless otherwise noted, all translations from RMB to US$ are made at a rate of USD1.00 = RMB6.6166 on June 30, 2018, representing the certificated exchange rate published by the People’s Bank of China’s Monetary Policy Division. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Second Quarter 2018 Financial Results

Income (Revenues)
The table below sets forth certain line items from the Company’s Consolidated Statement of Income as a percentage of income:

(RMB in thousands)	Three months ended June 30, 2018		Three months ended June 30, 2017
	Amount	% of Revenue	Amount	% of Revenue	% Change
Facilitation fee	145,837	30.1%	-	-%	N/A
Interest income	57,606	11.9%	91,573	34.9%	-37.1%
Service charges	19,171	4.0%	92,798	35.4%	-79.3%
Property lease and management	51,879	10.7%	45,280	17.3%	14.6%
Other income	209,458	43.3%	32,432	12.4%	545.8%
Total income	483,951	100.0%	262,083	100.0%	84.7%

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Total income for the three months ended June 30, 2018, increased 84.7% to RMB484.0 million (US$73.1 million), from RMB262.1 million in the prior-year period.
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Facilitation fees, which represent upfront fees charged for facilitating loan transactions via Fincera’s marketplace lending platform, totaled RMB145.8 million (US$22.0 million) during the three months ended June 30, 2018. The Company began charging these fees in July 2017 when Fincera redeveloped its loan transaction process to comply with online lending regulations.
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Interest income, which represents interest earned on CeraVest loans held by the Company, decreased 37.1% to RMB57.6 million (US$8.7 million) in the three months ended June 30, 2018, from RMB91.6 million in the prior-year period, mainly due to an overall decrease in the amount of loans held by the Company as a result of the change in business model in July 2017 which resulted in the Company directly holding significantly fewer loans.
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Service charges, which represent CeraPay transaction fees, decreased 79.3% to RMB19.2 million (US$2.9 million) in the three months ended June 30, 2018, from RMB92.8 million in the prior-year period. Since July 2017, CeraPay loan transactions have been facilitated through a revised transaction process via Fincera’s peer-to-peer lending platform. As a result, the service charges earned under the previous transaction process are now allocated as a facilitation fee to the Company and as interest payable to investors of each loan once the facilitation is successful. Thus, service charges have declined drastically since July 2017, and the Company anticipates it will eventually discontinue reporting this revenue item in future financial reports.
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Property lease and management revenues increased 14.6% to RMB51.9 million (US$7.8 million) in the three months ended June 30, 2018, compared to RMB45.3 million in the prior-year period. The average occupancy rate of the Kaiyuan Finance Center during the quarter ended June 30, 2018, increased to 89%, compared to 74% during the prior-year period. Income from the Company’s hotel operation at the Kaiyuan Finance Center also increased during the period.
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Other income is mainly comprised of late payment fees (penalty income) from borrowers, as well as the receipts of the fees when delinquent loans are sold to third parties. Other income increased 545.8% to RMB209.5 million (US$31.7 million) in the three months ended June 30, 2018, from RMB32.4 million in the prior-year period, due to the strengthening of collection efforts and the sale of delinquent loans to third parties during the second quarter of 2018.

Operating Costs and Expenses
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The Company’s operating costs and expenses increased 6.0% to RMB307.0 million (US$46.4 million) in the three months ended June 30, 2018, from RMB289.7 million in the prior-year period. Although interest expense and selling and marketing expenses decreased, the decrease was more than offset by an increase in provision for credit losses, which was primarily caused by an increase in the provision for credit losses from one major borrower. Interest expense decreased as a result of the change to our new business model in July 2017 in response to new regulations in China. Under the new business model, loans that are successfully subscribed by investors on the Company’s peer-to-peer lending platform are derecognized from the Company’s balance sheet. Therefore, interest due to these investors is also not recognized by the Company. In addition, large amounts of underperforming loans were sold to third parties during the quarter, which resulted in a reduction to the provision for credit losses, a portion of which is allocated to selling and marketing expenses as an accrued marketing expense per the Company’s accounting policies, resulting in a reversal of selling and marketing expenses during the second quarter of 2018. The provision for credit losses still increased due to an increased provision being taken for certain loans.

Income (Loss) from Continuing Operations Before Income Taxes
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Income from continuing operations before income taxes totaled RMB177.0 million (US$26.7 million) in the three months ended June 30, 2018, compared to a loss of RMB27.6 million in the prior-year period, primarily as a result of increased total income as mentioned above.

Income from Discontinued Operations, Net of Taxes
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Income from discontinued operations, net of taxes, totaled RMB1.0 million (US$0.2 million) in the three months ended June 30, 2018, compared to RMB0.6 million in the prior-year period. The Company continues the winding down of its legacy truck-leasing business, which is classified as discontinued operations. This income is a result of the collection of overdue traditional leasing receivables, thus reversing the corresponding provision recorded against them on the Company’s financial statements.

Net Income (Loss)
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Net income improved to RMB132.0 million (US$19.9 million) in the three months ended June 30, 2018, from a net loss of RMB17.8 million in the prior-year period.

Balance Sheet Highlights
At June 30, 2018, Fincera’s cash and cash equivalents (not including restricted cash) were RMB748.4 million, compared to RMB1.1 billion at December 31, 2017. Total liabilities were RMB6.1 billion and stockholders’ equity was RMB317.1 million, compared to RMB6.9 billion and negative RMB119.6 million, respectively, at June 30, 2018 and December 31, 2017. The increase in stockholders’ equity was primarily a result of a transaction into which the Company entered to exchange debt for equity during the first quarter of 2018. During the first quarter of 2018, the Company issued RMB188.6 million (US$28.5 million) in shares to Mr. Yong Hui Li, its Chairman and CEO, as repayment of certain debts. The repayment consisted of an RMB22.0 million (US$3.3 million) partial repayment of a loan Mr. Li had previously provided to the Company in March 2017 and payment of RMB166.6 million (US$25.2 million) still owed to Mr. Li from the US$2.00 per share dividend the Company declared in June 2017. The resulting issuance of 1.32 million shares was calculated using the trailing 90 trading day average price of US$22.71 per share.

About Fincera Inc.
Founded in 2005, Fincera Inc. (OTCQB: YUANF) provides innovative internet-based financing and ecommerce services for small and medium-sized businesses and individuals in China. The Company also operates a network of branch offices in 31 provinces, municipalities, and autonomous regions across China. Fincera’s primary service offerings include a credit advance/online payment-processing network and a web-based small business lending platform. The Company’s website is http://www.fincera.net. Fincera trades on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies. OTCQB companies are current in their reporting and undergo an annual verification and management certification process.

Safe Harbor Statement
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to materially differ from those set forth in the forward-looking statements:

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changing principles of generally accepted accounting principles;

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outcomes of any government or government-related reviews, inquiries, investigations, and related litigation;

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continued compliance with government regulations;

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legislation or regulatory environments, requirements or changes adversely affecting the financial services industry in China;

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fluctuations in consumer demand;

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management of rapid growth;

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general economic conditions;

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changes in government policy;

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fluctuations in sales of commercial vehicles in China;

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China’s overall economic conditions and local market economic conditions;

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the Company’s business strategy and plans, including its ability to expand through strategic acquisitions, the establishment of new locations, the discontinuance of certain products and services, and the introduction of new products and services;

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the Company’s ability to successfully integrate acquisitions;

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credit risk affecting the Company’s revenue and profitability, including its ability to manage the default risk of customers;

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the results of future financing efforts; and

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geopolitical events.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information, including forward looking statements, contained in this press release.

CONTACT
At the Company
Jason Wang
Chief Financial Officer
(858) 997-0680 / jcwang@fincera.net

Investor Relations
The Equity Group Inc.
Carolyne Y. Sohn
Senior Associate
(415) 568-2255 / csohn@equityny.com

Adam Prior
Senior Vice President
(212) 836-9606 / aprior@equityny.com

FINCERA INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except share and per share data)

	Three months ended June 30,			Six months ended June 30,
	2018	2018	2017	2018	2018	2017
	US$	RMB	RMB	US$	RMB	RMB

Income
Facilitation fee	22,041	145,837	—	36,371	240,651	—
Interest income	8,706	57,606	91,573	16,289	107,780	136,460
Service charges	2,897	19,171	92,798	2,931	19,396	198,378
Property lease and management	7,841	51,879	45,280	15,598	103,204	86,887
Other income	31,656	209,458	32,432	36,351	240,517	84,493
Total income	73,141	483,951	262,083	107,540	711,548	506,218

Operating Costs and Expenses
Interest expense	2,290	15,152	103,137	4,799	31,753	186,089
Interest expense, related parties	5,997	39,682	35,518	11,047	73,096	69,196
Provision for credit losses	26,920	178,122	12,454	25,881	171,242	30,952
Product development expense	2,896	19,161	21,305	5,894	38,995	41,193
Property and management cost	4,221	27,927	27,276	8,499	56,233	54,426
Selling and marketing	(2,710)	(17,930)	32,913	(10,806)	(71,501)	63,437
General and administrative	6,784	44,887	57,083	15,049	99,572	115,610
Total operating costs and expenses	46,398	307,001	289,686	60,363	399,390	560,903

Income (loss) from continuing operations before income taxes	26,743	176,950	(27,603)	47,177	312,158	(54,685)
Income tax provision (benefit)	6,952	46,001	(9,176)	12,154	80,416	(12,149)
Income (loss) from continuing operations	19,791	130,949	(18,427)	35,023	231,742	(42,536)

Income (loss) from discontinued operations, net of taxes	152	1,009	581	563	3,723	6,088
Net income (loss)	19,943	131,958	(17,846)	35,586	235,465	(36,448)

Earnings (losses) per share(1)
Basic
Continuing operations	0.40	2.68	(0.39)	0.73	4.80	(0.90)
Discontinued operations	0.00	0.02	0.01	0.01	0.08	0.13
	0.40	2.70	(0.38)	0.74	4.88	(0.77)

Diluted
Continuing operations	0.39	2.57	(0.39)	0.69	4.59	(0.90)
Discontinued operations	0.00	0.02	0.01	0.01	0.07	0.13
	0.39	2.59	(0.38)	0.70	4.66	(0.77)

Weighted average shares outstanding
Basic	48,875,359	48,875,359	47,242,458	48,305,162	48,305,162	47,185,312
Diluted	50,912,788	50,912,788	47,242,458	50,438,934	50,438,934	47,185,312

 (1) All per share amounts and shares outstanding for all periods have been retroactively restated to reflect Fincera’s 2-for-1 stock split, which was effective on November 1, 2017.

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	June 30,		December 31,
	2018		2017
	USD	RMB	RMB
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	113,113	748,425	1,123,296
Restricted cash	108	714	127,762
Loans, net	414,066	2,739,709	1,851,001
Other financing receivables, net	185,747	1,229,013	1,936,213
Prepaid expenses and other current assets	11,266	74,534	62,913
Current assets of discontinued operations	6,243	41,308	49,872
Total current assets	730,543	4,833,703	5,151,057

Property, equipment and leasehold improvements, net	200,262	1,325,056	1,350,858
Deferred tax assets, net	26,224	173,512	209,587
Non-current assets of discontinued operations	6,107	40,408	42,002

Total assets	963,136	6,372,679	6,753,504

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities

Dividends payable	—	—	172,932
Short-term bank borrowings (including short-term bank borrowings of the consolidated VIEs without recourse to Fincera of RMB480,000 and RMB520,000 as of June 30, 2018 and December 31, 2017, respectively)	72,545	480,000	520,000
Long-term bank borrowings, current portion	12,015	79,500	73,000
Borrowed funds from CeraVest investor, related party (including borrowed funds from CeraVest investor, related party of the consolidated VIEs without recourse to Fincera of nil and RMB1,161 as of June 30, 2018 and December 31, 2017, respectively)	—	—	1,161
Borrowed funds from CeraVest investors (including borrowed funds from CeraVest investors of the consolidated VIEs without recourse to Fincera of nil and RMB743,496 as of June 30, 2018 and December 31, 2017, respectively)	—	—	743,496
Financing payables, related parties (including financing payables, related parties of the consolidated VIEs without recourse to Fincera of RMB 1,680,266 and RMB1,729,327 as of June 30, 2018 and December 31, 2017, respectively)	267,035	1,766,865	1,836,203
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to Fincera of RMB6,276,624 and RMB2,358,109 as of June 30, 2018 and December 31, 2017, respectively)	375,088	2,481,805	2,635,604
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Fincera of RMB61,241 and RMB36,733 as of June 30, 2018 and December 31, 2017, respectively)	13,767	91,091	53,278

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS - CONTINUED
(in thousands except share and per share data)

	June 30,		December 31,
	2018		2017
	USD	RMB	RMB
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIEs without recourse to Fincera of nil and RMB5 as of June 30, 2018 and December 31, 2017, respectively)	1,668	11,035	10,916
Total current liabilities	742,118	4,910,296	6,046,590

Non-current liabilities
Long-term bank borrowings	113,049	748,000	591,000
Long-term financing payables, related party	60,042	397,273	235,527
Total liabilities	915,209	6,055,569	6,873,117

Commitments and Contingencies

Stockholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued – none	—	—	—
Ordinary shares - $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 48,880,254 shares at June 30, 2018; issued and outstanding – 47,531,799 shares at December 31, 2017 (1)	51	336	327
Additional paid-in capital	135,287	895,138	693,889
Statutory reserves	24,225	160,289	160,289
Accumulated deficit	(111,636)	(738,653)	(974,118)
Total stockholders’ equity	47,927	317,110	(119,613)

Total liabilities and stockholders’ equity	963,136	6,372,679	6,753,504

(1) All per share amounts and shares outstanding for all periods have been retroactively restated to reflect Fincera’s 2-for-1 stock split, which was effective on November 1, 2017.